

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Gerald E. Quirk, Esq.
Chief Legal Officer
Syros Pharmaceuticals, Inc.
35 Cambridge Park Drive, 4th Floor
Cambridge, MA 02140

> **Re: Syros Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2022**
> **File No. 333-267888**

Dear Gerald E. Quirk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed October 14, 2022

General

1. We note that you filed a current report on Form 8-K on September 16, 2022 in connection with the completion of your acquisition of Tyme Technologies, Inc., and that this 8-K is incorporated by reference into your registration statement on Form S-3. You indicated in that Form 8-K that the financial statements of the acquired business and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K would be filed by amendment within 71 days. Please note that we will not be a position to accelerate the effective date of this registration statement until you have filed the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K. It also appears that such incorporation by reference would require that an auditors' consent be provided for the incorporation by reference into this registration

statement of the auditor's report with respect to the consolidated financial statements of Tyme Technologies, Inc. included in the Annual Report on Form 10-K for the year ended March 31, 2022 and that a consent should be filed for the incorporation by reference of such auditor's report into any previously filed Securities Act registration statement. See the Exhibits Table in Item 601(a) of Regulation S-K and footnote 5 thereto. Please revise your filings or advise, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cynthia T. Mazareas, Esq.